FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 23, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Off to a strong start

Q1 2019
Financial & Operating Results

MTS You know that you can!

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q1 2019 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q1 2019		Q1 2018		Change, %
Revenue	118.0		107.9		9.4%
of which: Russia	109.1		101.1		7.9%
OIBDA	55.3		52.1		6.0%
of which: Russia	51.7		49.6		4.2%
Operating profit	28.8		26.8		7.6%
Profit attributable to owners of the Company	17.6		15.4		14.1%
Cash CAPEX	16.6		16.7		-0.3%
Net debt (1)	292.4		204.1		43.2%
Net debt / LTM Adjusted OIBDA (2)	1.5	x	1.1	x	n/a
Operating cash flow	-16.1		35.7		n/a
Free cash flow	-31.4		13.9		n/a
Free cash flow excluding SEC/DOJ payment	24.2		13.9		73.8%

Mobile subscribers (mln)	Q1 2019	Q4 2018	Q-o-Q Change %	Q1 2018	Y-o-Y Change %
Total	104.7	105.3	-0.5%	106.2	-1.4%
Russia	77.6	78.0	-0.6%	78.1	-0.7%
Ukraine (3)	19.6	19.7	-0.5%	20.7	-5.6%
Armenia	2.1	2.1	-0.4%	2.1	0.9%
Belarus (4)	5.5	5.5	0.2%	5.3	4.1%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

MTS has kicked off 2019 with another strong quarter. Growth continued in most of our core markets, supported by the sustained trend in rising consumer demand for high-speed data, as well as increased financial services activity. Group Revenue in Q1 was up 9.4% to RUB 118.0 bln year-over-year, with strong top-line performance contributing to OIBDA growth of 6.0% year-over-year, reaching RUB 55.3 bln.

We also continue to move forward on our 3D strategy. Building out our data capabilities and sales channels of advanced devices provides a firm foundation for our ongoing core operational performance. Simultaneously, we are accelerating digital transformation to capture emerging growth opportunities, including in entertainment, home solutions, and cloud-based enterprise services. Finally, our new dividend policy reaffirms our long-term commitment to our global pool of investors, with the aim to pay at least RUB 28.0 per ordinary share (RUB 56.0 per ADS) each calendar year over the next three years.

Given our strong Q1 performance, we upgrade our 2019 OIBDA guidance to largely flat from slightly negative year-over-year, while reiterating our revenue guidance of more than 3% growth year-over-year, keeping in mind the high base effect from H2 2018, as well as uncertainties related to possible regulatory changes, an evolving competitive landscape, and other factors that could materially impact the company’s performance. Altogether, we remain confident in our current market position, our 2019 performance outlook, and our continued ability to deliver substantial value for our shareholders.

(1)  Excluding lease obligations

(2)  Excluding the effects of new IFRS 9, 15, and 16 standards

(3)  Including CDMA subscribers

(4)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

M&A AND INVESTMENTS

In January, MTS announced the acquisition of 100% of the share capital of IT-Grad 1 Cloud LLC, one of the country’s leading cloud service providers, for RUB 2.5 bln (including net debt). The transaction significantly expands MTS’s footprint in the promising cloud services market and is aimed at further enhancing the capabilities and efficiencies of the #CloudMTS platform.

***

In February, MTS’s wholly owned subsidiary Mobile TeleSystems B.V. acquired a 39.48% stake in MTS Bank PJSC from Sistema PJSFC for RUB 11.4 bln, bringing MTS’s share in MTS Bank from 55.24% to 94.72%.

The transaction reinforces the Company’s position on the Russian FinTech market and enables a closer integration of MTS with MTS Bank, which is aimed at achieving synergies to speed up decision-making and reduce time-to-market for innovative financial products, while also enhancing the customer experience by offering a cohesive ecosystem of complementary digital services.

CORPORATE NEWS

In February, the MTS Board of Directors approved two key appointments to senior management: Kirill Dmitriev, Vice President, Digital Solutions for Home; and Inessa Galaktionova, Vice President, Sales and Customer Service.

***

In April, the MTS Board of Directors set the date for the Company’s AGM for June 27, 2019, with the record date to participate in the AGM set for May 24, 2019.

***

The Board recommended that the AGM approve annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADR), or a total of RUB 39.9 billion (RUB 39,927,310,941.78), based on the full-year 2018 financial results.

***

The Board recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2018 fiscal year to July 9, 2019.

BOND ISSUANCE

In January, MTS issued RUB 10 bln in exchange-traded bonds with a coupon rate of 8.70% and a maturity of 5 years on MOEX.

***

In April, MTS issued two series of exchange-traded bonds on MOEX totaling RUB 12.5 bln: (1) RUB 5 bln with a 8.40% coupon rate and a maturity of 3.5 years, and (2) RUB 7.5 bln with a 8.60% coupon rate and a maturity of 5.5 years.

DIVIDEND POLICY

In March, the MTS Board of Directors approved a new dividend policy for the period 2019-2021, aiming to pay at least RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. Payments will continue to be made on a semi-annual basis and may be influenced by a number of factors, including cash flow from operations, capital expenditures, and debt position.

CAPITAL MARKETS STRATEGY REVIEW

In February, MTS launched a review of the Company’s equity capital markets strategy and existing listing structure on the NYSE and MOEX with the aim to evaluate opportunities to optimize available liquidity and minimize costs relative to benefits for the Company and its investors.

As part of the review, the MTS management is continuing close consultations with key institutional investors and external advisers.

UZBEKISTAN

In March, MTS announced that it had reached a resolution with the U.S. Department of Justice (DOJ) and a settlement with the U.S. Securities and Exchange Commission (SEC) relating to previously disclosed investigations concerning MTS’s former subsidiary in Uzbekistan.

Under the agreements, MTS paid the aggregate amount of USD 850 million, in line with the provision previously announced with the Company’s Q3 2018 results.

TURKMENISTAN

In March, MTS filed its Memorial (statement of claim) in the dispute with the Sovereign State of Turkmenistan with the World Bank’s International Center for Settlement of Investments Disputes.

The Company’s total losses are currently estimated to be up to USD 1.5 billion. Unless resolved to the Company’s satisfaction, MTS intends to vigorously pursue its claims in arbitration and seek all available remedies.

NETWORK DEVELOPMENT

In February, MTS and Ericsson concluded an agreement outlining a roadmap to implement 5G technology in Russia over the period 2019-2022, including the launch of the first 5G network segments in the country before the end of this year.

The roadmap lays out a path to upgrading existing LTE networks to high-speed LTE Advanced Pro Gigabit LTE networks, as well as potential business models and monetization strategies for 5G technologies.

***

In February, MTS launched an initiative to re-farm 2100 MHz 3G frequencies to 4G LTE transmission in small and remote Russian towns, with plans to launch 4G LTE 2100 MHz service in 39 Russian regions by the end of 2019.

***

In February, MTS announced the availability of 4G service in all 226 stations of the Moscow Metro.

CLOUD & IOT

In February, MTS announced a strategic digital partnership with the Leningrad Region that provides for cooperation on IoT technologies and cloud-based digital solutions.

***

In February, MTS launched an online #CloudMTS service for corporate clients to securely store large data sets of up to hundreds of terabytes.

***

In March, MTS launched a new virtual antivirus solution to safeguard cloud-based data storage, developed in partnership with Kaspersky Labs.

DIGITAL DEVELOPMENT

In April, MTS announced the formation of a wholly-owned venture fund to invest in digital startups in Russia & the CIS, with a focus on identifying synergies with existing MTS products and services.

OZON

In February, MTS sold its 18.69% stake in Ozon Holdings Limited for RUB 7.9 bln. In total, MTS invested RUB 5.9 bln in Ozon since 2014.

The decision was taken considering Ozon’s shareholder structure, which substantively limits MTS’s ability to increase its share to a controlling stake and further integrate Ozon services into the MTS ecosystem.

SHARE REPURCHASE

In May, MTS completed execution of the program launched on July 2, 2018 to buy up to RUB 30 bln of the Company’s shares.

Under the program, the Company’s wholly-owned subsidiary Bastion LLC acquired a total of 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 5.68% of share capital issued by MTS for a total of RUB 29.8 bln.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q1 2019	Q1 2018	Change, %
Revenue	118.0	107.9	9.4%
OIBDA	55.3	52.1	6.0%
margin	46.8%	48.3%	-1.5	p.p.
Profit attributable to owners of the Company	17.6	15.4	14.1%
margin	14.9%	14.3%	0.6	p.p.

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS reported solid Q1 2019 numbers as Group revenue grew 9.4% year-over-year and OIBDA increased 6.0% year-over-year.

The revenue increase was primarily driven by Russia, which saw continued growth in mobile services revenues—despite headwinds from internal roaming and VAT regulatory changes—as well as positive dynamics in handset sales and integration services. The Group likewise witnessed strong revenue growth in Ukraine owing to rapidly increasing demand for data services.

Moreover, the consolidation of MTS Bank had a substantial positive top-line impact.

Group OIBDA for the quarter rose 6.0% year-over-year to RUB 55.3 bln, supported by operational performance and a one-off effect related to a real estate transaction in Russia, as well as continued growth in Ukraine. The two countries saw OIBDA increase 4.2% and 19.2% in local currencies, respectively.

Group net profit for the first quarter totaled RUB 17.6 bln, up 14.1% from the year-ago quarter. Net income was positively impacted by core operational performance and interest income, which more than offset higher financing costs.

Group OIBDA Factor Analysis (RUB bln) (5)

Group Net Profit Factor Analysis (RUB bln) (5)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (6)	As of March 31, 2019	As of December 31, 2018
Current portion of LT debt	43.0	3.3
LT debt	344.3	365.5
Total debt	387.4	368.7
Less:
Cash and cash equivalents	66.3	84.1
ST investments	26.6	47.9
LT deposits	0.3	0.1
SWAPs	0.8	1.1
Effects of hedging of non-ruble denominated debt	1.0	2.8
Net debt	292.4	232.8

(5)  Totals may differ due to rounding

(6)   Excluding lease obligations

At the end of Q1, total debt stood at RUB 387.4 bln (excluding debt issuance costs). In the reporting period, MTS placed RUB 10 bln in exchange-traded bonds with a coupon rate of 8.70% and a maturity of 5 years.

Debt Repayment Schedule (RUB bln)

Bonds BO-02, BO-01 ruble bonds contain put options that as of March 31, 2019, MTS expected to be exercised in September 2019 and in March 2020 respectively

Net debt to LTM Adjusted OIBDA ratio (7)

The Net debt to LTM Adjusted OIBDA ratio stood at 1.5x.

Gross/Net debt structure by currency (8)

Non-ruble debt comprises roughly 8% of gross debt, which largely consists of two outstanding Eurobonds due in 2020 and 2023.

Weighted average interest rates

(as of March 31, 2019)

As of March 31, 2019, the weighted average interest rate slightly increased to 8.1% since the end of Q4 2018.

SHAREHOLDERS REMUNERATION

*Incl. previous share repurchase program ended March, 2018

In March, the MTS Board of Directors approved a new dividend policy for the period 2019-2021, aiming to pay at least RUB 28.0 per ordinary MTS share (RUB 56.0 per ADR) per calendar year. MTS will continue to pay dividends on a semi-annual basis.

In April, the Board recommended that the AGM approve annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADR), or a total of RUB 39.9 billion (RUB 39,927,310,941.78), based on the full-year 2018 financial results.

(7)  Excluding the effects of new IFRS 9, 15, and 16 standards

(8)  Including FOREX hedging in the amount of USD 463.9 mln as of March 31, 2019

Share Repurchase	# of shares, incl. ADSs	% of share capital	Avg price per share (RUB)(9)	Total amount spent (RUB)(9)
Shares acquired in January-May 2019 under the Repurchase Plan	57,633,224	2.88%	258.73	14,911,659,214
Total shares acquired during the Repurchase Plan	113,487,402	5.68%	262.72	29,815,238,438

In May, MTS completed the program launched on July 2, 2018 to repurchase shares of common stock and ADSs for an amount of up to RUB 30 bln. The Repurchase Plan was executed under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and was carried out by the Company’s wholly-owned subsidiary Bastion LLC.

From January through May 2019, under the Repurchase Plan, Bastion acquired 57,633,224 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.88% of share capital issued by MTS.

In total, during the Repurchase plan, Bastion acquired 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 5.68% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

Cash CAPEX Breakdown (RUB bln)	For the quarter ending March 31, 2019	For the quarter ending March 31, 2018
Russia	14.5	15.4
as % of revenue	13.3%	15.2%
Ukraine (10)	2.0	1.2
as % of revenue	24.1%	20.2%
Armenia	0.1	0.1
as % of revenue	5.7%	5.0%
Group (10)	16.6	16.7
as % of revenue	14.1%	15.4%

Capital expenditures in Q1 2019 amounted to RUB 16.6 bln with CAPEX/Revenue ratio of 14.1%.

During the period, MTS continued its network construction to further improve connectivity quality.

In Russia, nearly 9,000 base stations were installed in Q1 2019 across 80 regions, including over 3,000 4G and 4,800 IoT sites.

(9)  The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

(10)  Excluding costs of RUB 1.4 bln related to the purchase of 4G licenses in Ukraine in Q1 2018

Cash Flow (RUB bln)	For the quarter ended March 31, 2019	For the quarter ended March 31, 2018
Net cash provided by operating activities	-16.1	35.7
Less:
Purchases of property, plant and equipment	-12.5	-13.1
Purchases of intangible assets (11)	-4.2	-3.6
Cost to obtain and fulfill contracts, paid	-1.1	-1.1
Proceeds from sale of property, plant and equipment	1.0	0.4
Investments in associates	—	-1.2
Acquisition of subsidiaries	-1.6	-3.3
Proceeds from sale of associates	3.0	—
Free cash flow	-31.4	13.9
Free cash flow excluding SEC/DOJ payment	24.2	13.9

Free cash flow amounted to RUB -31.4 bln for the quarter ending March 31, 2019, largely driven by the payment under the resolution with the DOJ and settlement with the SEC relating to previously disclosed investigations concerning MTS’s former subsidiary in Uzbekistan.

Excluding that payment, MTS saw solid free cash flow of RUB 24.2 bln—equivalent to a 74% year-over-year increase—with positive contributions from strong operational performance and proceeds from the sale of associates.

In the year-ago quarter free cash flow was negatively impacted by the acquisition of stakes in Ticketland, Ponominalu, and Ozon.

In Q1 2019 MTS continued to invest in promising growth segments, in particular in cloud services via the acquisition of 100% of the share capital of IT-Grad 1 Cloud LLC.

RUSSIA

Russia Highlights (RUB bln)	Q1 2019	Q1 2018	Change, %
Revenue	109.1	101.1	7.9%
mobile	75.4	74.3	1.5%
fixed	15.1	15.1	0.1%
bank	6.3	—	n/a
integrated services	2.3	1.4	65.4%
other	0.3	0.2	32.1%
sales of goods	13.9	13.1	6.5%
OIBDA	51.7	49.6	4.2%
margin	47.4%	49.1%	-1.7	p.p.
Net profit	19.1	15.3	25.1%
margin	17.5%	15.1%	2.4	p.p.

MTS maintained solid performance in its primary market in Q1 2019 with revenue in Russia increasing by 7.9% to RUB 109.1 bln year-over-year, driven by strong organic growth—including handsets, core mobile services, and

(11)  Excluding costs of RUB 1.4 bln related to the purchase of 4G licenses in Ukraine in Q1 2018 integration services—as well as inorganic growth due to the consolidation of MTS Bank.

Year-over-year, Russia OIBDA grew by 4.2% in Q1 to RUB 51.7 bln, supported by continued growth in core telecom services, as well as a one-off real estate transaction. At the same time, OIBDA was held back by internal roaming and VAT regulatory changes. For Q1 2019, Russia OIBDA margin stood at 47.4%.

In mobile business, revenue increased by 1.5% to RUB 75.4 bln year-over-year on the background of a continued rational market landscape and growing data usage, despite the regulatory headwinds.

By the end of March 2019, the number of subscribers in Russia stood at 77.6 mln.

MTS’s fixed business showed a slight revenue increase of 0.1% year-over-year and stood at RUB 15.1 bln, reflecting continued growth in broadband data services in Moscow that was partially offset by the long-term softening of the fixed-telephony segment.

Fixed-line revenue(RUB bln)	Q1 2019	Q1 2018	Change %
Total	15.1	15.1	0.1%
B2C	7.7	7.5	2.5%
B2B+B2G+B2O	7.4	7.5	-2.3%

According to internal estimates, by the end of Q1 2019, the Company’s B2C broadband market share in Moscow grew to 39.0% and its pay-TV market share to 43.6%. The number of GPON users also grew to 1.98 mln as MGTS continued to benefit from the popularity of its advanced FTTH GPON network.

Since Q3 2018, MTS has included MTS Bank in its results following the consolidation of a 55.24% stake in July 2018, which was further increased to a 94.72% stake in February 2019. In Q1 2019, the bank added RUB 6.3 bln to Russia revenue.

Revenue from MTS’s integration business in Q1 2019 increased 65.4% to RUB 2.3 bln year-over-year.

Revenue contribution from other services, consisting of e-ticketing operators and cybersports, increased 32.1% compared to the year-ago quarter to RUB 0.3 bln.

MTS saw a 6.5% year-over-year growth in sales of goods, with revenue increasing to RUB 13.9 bln on the back of continued growth in sales of handsets and accessories, despite a decline in software sales as compared to the year-ago quarter that saw major orders by large enterprise customers. Key enablers contributing to the growth of handset sales were the enduring popularity of MTS’s loyalty programs, as well as double-digit growth of sales on credit.

According to MTS estimates, the Russian smartphone market grew by 11% year-over-year in Q1 2019, reaching RUB 106 bln, growing not only in absolute numbers of units sold, but also in terms of average price (to RUB 16,100).  While demand for high- and mid-end models remained strong, the market also broke a long-standing trend and saw growing low-end demand in Q1 2019 as push-button users increasingly transition to comparatively more advanced devices capable of mobile finance management, online utility bills payments, and a variety of entertainment and lifestyle applications.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

By the end of Q1 2019, gross margin in handsets sales stood at 8.5%.

MTS Retail (# of stores at the end of the period) (12)

By the end of Q1 2109, the number of stores in MTS Retail remained roughly stable at 5,863.

MTS also saw continued growth in revenue generated by online sales, rising 13.7% year-over-year to RUB 1.5 bln.

Smartphone penetration and mobile internet penetration continued to grow at MTS and reached 71.3% and 59.8%, respectively, by the end of Q1 2019.

(12)  Including franchises

The Group took further steps to develop its financial services capability. The consolidation of MTS Bank accelerates the launch of products converging traditionally different offerings in finance and telecoms, for example through the utilization of MTS’s proprietary Big Data capabilities to design and offer attractive financial services to MTS customers.

Number of MTS Money cards issued (mln)

By the end of Q1 2019, the total number of outstanding MTS Money cards reached 5.7 mln, while the project’s total credit portfolio grew to RUB 24.2 bln.

1-month active users of MyMTS app (mln)

MTS also continued to see increasing customer engagement via the MyMTS app, with 15.4 mln monthly users by the end of Q1 2019.

UKRAINE

Ukraine Highlights (UAH bln)	Q1 2019	Q1 2018	Change, %
Revenue	3.5	2.9	19.0%
OIBDA	1.8	1.5	19.2%
margin	52.8%	52.8%	stable
Net profit	0.4	0.4	16.1%
margin	12.4%	12.6%	-0.2	p.p.

In Ukraine, revenue grew 19.0% year-over-year owing to continued strong market growth in data traffic and smartphone sales, as well as due to a low base effect in Q1 2018.

OIBDA saw growth of 19.2% year-over-year totaling UAH 1.8 bln on the back of strong top-line growth, with OIBDA margin holding steady at 52.8%.

In Q1 2019, MTS continued to invest in expanding its 3G and 4G service, with coverage increasing to 86% and 57% of Ukraine’s population, respectively. The number of subscribers using data services reached 9.5 mln, of which 3.5 mln were on 4G.

Quarter-on-quarter, the Group saw a 0.5% decrease in subscribers to 19.6 mln.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

Armenia Highlights (AMD bln)	Q1 2019	Q1 2018	Change, %
Revenue	13.3	13.6	-2.2%
OIBDA	5.8	6.5	-11.3%
margin	43.4%	47.9%	-4.5	p.p.
Net (loss)/profit	-12.6	1.0	n/a
margin	n/a	7.0%	n/a

For Q1 2019, Armenia saw a slight revenue decline of 2.2% year-over-year to AMD 13.3 bln, and a decline in OIBDA by 11.3% to AMD 5.8 bln with an OIBDA margin of 43.4%.

MTS’s subscriber base in Armenia slightly declined quarter-over-quarter by 0.4% to 2.1 mln.

Belarus Highlights (BYN mln)	Q1 2019	Q1 2018	Change, %
Revenue	235.7	196.4	20.0%
OIBDA	128.0	107.9	18.6%
margin	54.3%	54.9%	-0.6	p.p.
Net profit	68.4	53.1	28.9%
margin	29.0%	27.0%	2.0	p.p.

MTS continued to see strong performance in Belarus in Q1, with revenue increasing 20.0% year-over-year to reach BYN 235.7 mln. The growth was largely driven by vigorous demand for handsets, as well as surging data traffic volumes.

In the reporting period, OIBDA saw notable growth of 18.6% year-over-year, mainly reflecting continued strong top-line performance. OIBDA margin stood at 54.3%.

The subscriber base in Belarus held roughly steady quarter-over-quarter at 5.5 mln.

2019 OUTLOOK

MTS has adopted IFRS 9, Financial Instruments; IFRS 15, Revenue from Contracts with Customers; and IFRS 16, Leases from January 1st 2018.

Outlook includes the effect from IFRS 9, 15 and 16, and the effect from MTS Bank consolidation.

Group Revenue:

For 2019, MTS forecasts above 3% revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Regulatory changes, including the cancellation of internal roaming and VAT increase in Russia;

•                        High base effect of 2018;

•                        Continued growth in UAH-denominated revenues in Ukraine; and

•                        Service revenues in other foreign subsidiaries and volatility in relation to the Russian ruble.

Group OIBDA:

MTS estimates its outlook on Group OIBDA growth rate to be flattish in consideration of the following factors:

•                        Changes in regulatory environment;

•                        High base effect of 2018 and one-offs related to Q1 2019;

•                        Competitive factors;

•                        Increases in labor costs;

•                        Market sentiment and the prospective growth in usage of high-value products;

•                        Developments in foreign subsidiaries; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investment in digital products and services.

Overall, for 2019 MTS expects its CAPEX spending to be up to RUB 90 bln (including investments required for the Yarovaya Law).

Yarovaya law

On April 12, 2018, the Russian Government adopted Federal Law No 374-FZ dated July 6, 2016, or the so-called “Yarovaya Law”, which governs data storage requirements. Telecom operators are now directed to store voice and SMS communications beginning from July 1, 2018 and are required to store data communications from October 1, 2018. Operators are required to store data for up to six months, all of which will require investments in storage capabilities. Current adjusted MTS estimate of the additional investment necessary to comply with the Yarovaya law stands at RUB 50 bln.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q1 2019 Financial and Operating Results on May 23, 2019.

The conference call will start at:

Moscow:	18:00
London:	16:00
New York:	11:00

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 63589320#

From Russia:
+7 495 646 93 15 (Local access)
8 800 500 98 63 (Toll free)

From the UK:
+44 207 194 37 59 (Local access)
0800 376 61 83 (Toll free)

From the US:
+1 646 722 49 16 (Local access)
1 844 286 06 43 (Toll free)

The webcast will be available at:
https://webcasts.eqs.com/mobiletele20190523

The earnings release will be posted at approximately 15:00 (Moscow) / 13:00 (London) at:
http://ir.mts.ru/investors/financial-center/financial-results

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)
From the UK: +44 203 364 51 47 (Local access)
From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418848494#

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating profit	26.8	27.6	32.8	28.9	28.8
Add: D&A	25.3	26.3	26.5	26.5	26.4
Loss from impairment of non-current assets	—	—	—	0.1	—
Adjusted OIBDA	52.1	53.9	59.3	55.6	55.3

Russia (RUB bln)	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating profit	26.8	27.7	32.1	29.6	28.7
Add: D&A	22.8	23.4	23.4	23.2	23.0
Loss from impairment of non-current assets	—	—	—	0.2	—
Adjusted OIBDA	49.6	51.1	55.5	53.0	51.7

Ukraine (RUB bln)	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating profit	1.2	1.8	2.0	1.7	1.5
Add: D&A	2.0	2.3	2.4	2.6	2.9
OIBDA	3.2	4.1	4.4	4.4	4.4

Armenia (RUB mln)	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating profit	183	150	370	92	157
Add: D&A	589	670	637	677	630
OIBDA	772	821	1,006	769	788

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating margin	24.8%	24.1%	25.7%	22.2%	24.4%
Add: D&A	23.5%	23.0%	20.7%	20.4%	22.4%
Loss from impairment of non-current assets	—	—	—	0.1%	—
Adjusted OIBDA margin	48.3%	47.1%	46.3%	42.8%	46.8%

Russia	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating margin	26.5%	26.1%	27.0%	24.4%	26.3%
Add: D&A	22.6%	22.0%	19.7%	19.1%	21.1%
Loss from impairment of non-current assets	—	—	—	0.1%	—
Adjusted OIBDA margin	49.1%	48.0%	46.6%	43.6%	47.4%

Ukraine	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating margin	20.1%	23.8%	24.5%	20.8%	18.5%
Add: D&A	32.6%	31.1%	30.5%	31.9%	34.3%
OIBDA margin	52.8%	54.9%	54.9%	52.7%	52.8%

Armenia	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Operating margin	11.4%	8.2%	18.2%	4.4%	8.7%
Add: D&A	36.5%	36.7%	31.2%	33.0%	34.8%
OIBDA margin	47.9%	44.9%	49.4%	37.4%	43.5%

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2019 and As of December 31, 2018

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2019	2018
NON-CURRENT ASSETS:
Property, plant and equipment	273,276	276,443
Investment property	2,056	2,177
Right-of-use assets	149,458	149,007
Intangible assets	132,289	135,069
Investments in associates	5,503	10,735
Deferred tax assets	11,552	11,190
Other non-current non-financial assets	5,173	5,038
Bank deposits and loans	32,889	30,653
Other investments	16,924	16,873
Accounts receivable (related parties)	14,154	2,545
Other non-current financial assets	6,532	7,329
Total non-current assets	649,806	647,059

CURRENT ASSETS:
Inventories	16,678	18,654
Trade and other receivables	35,513	34,543
Accounts receivable (related parties)	7,686	6,385
Bank deposits and loans	32,715	32,385
Short-term investments	26,588	47,863
VAT receivable	8,525	7,415
Income tax assets	1,847	3,887
Assets held for sale	1,085	2,694
Advances paid and prepaid expenses and other non financial current assets	4,625	5,546
Other financial current assets	18,957	25,487
Cash and cash equivalents	66,346	84,075
Total current assets	220,565	268,934

Total assets	870,371	915,993

EQUITY:
Equity attributable to owners of the Company	65,958	65,274
Non-controlling interests	4,766	12,291
Total equity	70,724	77,565

NON-CURRENT LIABILITIES:
Borrowings	343,966	365,072
Lease obligations	147,741	144,740
Deferred tax liabilities	21,528	24,439
Provisions	4,730	3,391
Bank deposits and liabilities	2,879	2,633
Other non-current financial liabilities	620	481
Other non-current non-financial and contract liabilities	2,103	2,201
Total non-current liabilities	523,567	542,957

CURRENT LIABILITIES:
Borrowings	42,835	3,063
Lease obligations	16,345	15,812
Provisions	14,185	70,911
Trade and other payables	48,386	53,623
Accounts payable (related parties)	601	1,301
Bank deposits and liabilities	105,013	108,821
Income tax liabilities	2,380	1,792
Other current financial liabilities	6,023	4,648
Other current non-financial and contract liabilities	40,312	35,500
Total current liabilities	276,080	295,471

Total equity and liabilities	870,371	915,993

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018

Service revenue	103,772	94,826
Sales of goods	14,253	13,099
Revenue	118,025	107,925

Cost of services	(29,538)	(24,930)
Cost of goods	(13,041)	(11,439)

Selling, general and administrative expenses	(22,264)	(19,622)
Depreciation and amortization	(26,418)	(25,322)
Other operating income / (expenses)	1,042	(558)
Operating share of the profit of associates	1,033	750
Operating profit	28,839	26,804

Currency exchange gains	1,104	404

Other (expenses)/income:
Finance income	1,757	1,171
Finance costs	(11,281)	(9,570)
Other (expenses) / income	(1,905)	1,470
Total other expenses, net	(11,429)	(6,929)

Profit before tax from continuing operations	18,514	20,279

Income tax expense	(4,136)	(4,750)

Profit for the period from continuing operations	14,378	15,529

Discontinued operation:

Gain after tax for the period from discontinued operation*	3,443	—

Profit for the period	17,821	15,529

Profit for the period attributable to non-controlling interests	(227)	(107)

Profit for the period attributable to owners of the Company	17,594	15,422

Other comprehensive income/(loss)
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain/(loss)	—	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(3,270)	1,201
Net fair value gain / (loss) on financial instruments	217	(1,391)
Other comprehensive loss for the period	(3,053)	(190)
Total comprehensive income for the period	14,768	15,339
Less comprehensive income for the period attributable to the noncontrolling interests	(227)	(107)

Comprehensive income for the period attributable to owners of the Company	14,541	15,232

Weighted average number of common shares outstanding, in thousands - basic	1,803,301	1,894,606
Earnings per share attributable to the Group - basic:
EPS from continuing operations	7.85	8.14
EPS from discontinued operation	1.91	—
Total EPS - basic	9.76	8.14
Weighted average number of common shares outstanding, in thousands - diluted	1,806,020	1,896,110
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	7.84	8.13
EPS from discontinued operation	1.91	—
Total EPS - diluted	9.75	8.13

*Currency exchange gain recognised in relation to provision for liability with respect to SEC and DOJ investigation

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2019	March 31, 2018

Profit for the period	17,821	15,529

Adjustments for:
Depreciation and amortization	26,418	25,322
Finance income	(1,757)	(1,171)
Finance costs	11,281	9,570
Income tax expense	4,136	4,750
Currency exchange gains	(4,548)	(404)
Change in fair value of financial instruments	5,205	(1,519)
Amortization of deferred connection fees	—	—
Share of the profit of associates	(4,379)	(835)
Inventory obsolescence expense	545	369
Allowance for doubtful accounts	598	871
Bank reserves	711	—
Change in provisions	4,470	3,964
Other non-cash items	(2,747)	3

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(5,518)	(352)
Increase in bank deposits and loans	(3,599)	—
Decrease/(Increase) in inventory	1,340	(3,667)
(Increase)/Decrease in VAT receivable	(1,138)	331
Decrease in advances paid and prepaid expenses	5,601	569
Increase/(Decrease) in trade and other payables, contract liabilities and other liabilities	26	(9,283)
Decrease in bank deposits and liabilities	(2,257)	—

Payment of fines and penalties related to SEC investigation into former operations in Uzbekistan	(55,607)	—
Dividends received	749	874
Income taxes paid	(5,220)	(5,201)
Interest received	1,900	4,774
Interest paid, net of interest capitalised	(10,124)	(8,799)
Net cash (used in) / provided by operating activities	(16,093)	35,695

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(1,639)	(3,286)
Purchases of property, plant and equipment	(12,457)	(13,096)
Purchases of other intangible assets	(4,157)	(3,574)
Cost to obtain and fulfill contracts	(1,093)	(1,099)
Purchases of 4G licenses in Ukraine	—	(1,366)
Proceeds from sale of property, plant and equipment and assets held for sale	1,040	442
Purchases of short-term and other investments	(5,177)	(3,280)
Proceeds from sale of short-term and other investments	24,410	23,243
Investments in associates	—	(1,158)
Cash payments and proceeds related to SWAP contracts	(1,039)	(424)
Proceeds from sale of associates	3,000	—
Other investing activities	—	(272)
Net cash provided by / (used in) investing activities	2,888	(3,870)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	(11,484)	—
Repayment of loans	(25)	(13,748)
Proceeds from loans	12,413	—
Proceeds from issuance of notes	10,000	20,000
Notes and debt issuance cost paid	(22)	(33)
Lease obligation principal paid	(3,552)	(3,226)
Dividends paid	(1)	(2)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	—	(981)
Repurchase of own shares	(10,365)	(7,660)
Other financing activities	—	(33)
Net cash used in financing activities	(3,036)	(5,683)

Effect of exchange rate changes on cash and cash equivalents	(1,488)	195

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(17,729)	26,337

CASH AND CASH EQUIVALENTS, at beginning of the period	84,075	30,586

CASH AND CASH EQUIVALENTS, at end of the period	66,346	56,923

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: May 23, 2019